Filed pursuant to Rule 424(b)(3)
Registration No. 333-137480

2,970,274 shares of common stock

GIGABEAM CORPORATION

The selling securityholders listed on page 15 of this prospectus are offering for resale up to 2,970,274 shares of our common stock, referred to as the “offered shares.” All of the offered shares are issuable, or may in the future become issuable, with respect to securities issued in connection with the private placement of 10,000 shares of our Series C convertible preferred stock, referred to as the Series C preferred stock, and 860,651 common stock purchase warrants, referred to as the August 2006 warrants, that we completed in August 2006, referred to as the August 2006 financing.

The offered shares may only be offered for resale by the selling securityholders pursuant to this prospectus if and when they are actually issued. The offered shares are comprised of the following: (a) 1,639,338 shares of common stock issuable upon conversion and/or redemption of our Series C preferred stock, (b) an additional 212,088 shares of common stock that have been registered pursuant to the registration statement of which this prospectus forms a part to cover resales by the selling securityholders of shares of our common stock which may be issued to them in the future in payment of dividends on the Series C preferred stock, (c) 860,651 shares of common stock issuable upon exercise of the August 2006 warrants, and (d) an additional 258,197 shares of common stock that have been registered pursuant to the registration statement of which this prospectus forms a part to cover resales by the selling securityholders of shares of our common stock which may be issued to them as a result of exercise price anti-dilution adjustments applicable to the August 2006 warrants. We will not receive any of the proceeds from the sale by the selling securityholders of the securities offered hereby, but we will receive proceeds from any cash exercise of the August 2006 warrants.

The securities offered hereby may be offered from time to time by the selling securityholders through ordinary brokerage transactions in the over-the-counter markets, in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices and in other ways as described in the “Plan of Distribution.”

Our common stock is quoted on the Nasdaq Capital Market under the symbol “GGBM.” The warrants we issued in connection with our October 2004 initial public offering, referred to as the “IPO warrants,” are quoted on the Nasdaq Capital Market under the symbol “GGBMW,” and our other publicly traded warrants, referred to as the “Z warrants,” are quoted on the Nasdaq Capital Market under the symbol “GGBMZ.” On October 4, 2006, the last sale prices for our common stock, IPO warrants and Z warrants as reported by the Nasdaq Capital Market were $6.00 per share, $2.04 per IPO warrant, and $1.79 per Z warrant, respectively.

 Investing in our securities involves a high degree of risk. For more information, see “Risk Factors” beginning on page 4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 4, 2006

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FORWARD-LOOKING STATEMENTS

Certain statements in this prospectus or the documents incorporated by reference in herein constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of GigaBeam Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, those set forth under the caption “Risk Factors.” The words “believe,” “expect,” “anticipate,” “intend,” and “plan” and similar expressions identify forward-looking statements. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which speak only as of the date of the statement was made. GigaBeam undertakes no obligation to update any forward-looking statement.

OUR COMPANY

Our primary business is to design, develop, sell, lease, install and service point-to-point communications links capable of transmission speeds at or in excess of a gigabit per second under the trade name “WiFiberR.” Our products operate in the 71-76 GHz and 81-86 GHz spectrum bands. We believe that the unprecedented amount of bandwidth provided by these spectrum blocks and the quality of our proprietary product designs allows for wireless communications at previously unattainable fiber-equivalent speed and reliability. We also believe that we were one of the first entrants into this new and emerging market at the speed of one gigabit per second (equivalent to 1,000 DSL lines or 647 T-1 lines) with the commercial deployment of our first communications link in March 2005 and initial revenue recognition from the sale of our links in the quarter ended June 30, 2005.

The GigaBeam wireless communications solution is a point-to-point, line of sight, wireless high-speed communications link established between two GigaBeam transceiver units, which are “linked” wirelessly through the alignment of their antennas and their transmission of data via radio signals in the 71-76 GHz and 81-86 GHz spectrum bands. Our transceiver units are designed to provide wireless link transmission of data at speeds of one gigabit per second, equivalent to the transmission speeds obtained with fiber, and to transmit that data 99.999% of the time, or with less than 5 minutes of unavailability or downtime per year in all weather conditions at distances of up to one mile. In addition to being fast, reliable and cost effective, our WiFiber products can be rapidly installed and moved and, by providing last mile access and backhaul, they are complementary to both WiFi and WIMAX. Our target customers are telecom operators, carriers and network operators, communications and IT service providers, system integrators and value added resellers, Fortune 500 companies, government and military entities and other enterprises seeking cost-effective millimeter-wave wireless solutions.

We were incorporated under the laws of the state of Delaware in January 2004. Our corporate headquarters are located at 470 Springpark Place, Herndon, VA 20170 and our telephone number is (571) 283-6200. Our web site address is www.gigabeam.com. The information on our web site does not constitute part of this prospectus.

Unless the context requires otherwise, reference in this prospectus to “we”, “us” ,”our”, “GigaBeam”, or “Company” refers to GigaBeam Corporation.

RECENT AUGUST 2006 FINANCING

In August 2006, we sold an aggregate of 10,000 shares of our Series C preferred stock and 860,651 of our August 2006 warrants to institutional accredited investors at a purchase price of $1,000 per each unit of (a) one share of Series C preferred stock and (b) approximately 86 August 2006 warrants, for aggregate gross proceeds of $10.0 million, before payment of placement fees of approximately $700,000 and other offering expenses of approximately $100,000.

Pursuant to the Certificate of Designation for our Series C preferred stock, each share of our Series C preferred stock has a stated value and a liquidation preference of $1,000 per share and is convertible at any time at the option of the holder into a number of shares of common stock equal to the stated value divided by the conversion price (initially $6.10 per share, subject to customary adjustments and to adjustments in the event we issue common stock or common stock equivalents below the then conversion price of the Series C preferred stock). The Series C preferred stock bears dividends at the initial rate of 8% of the liquidation preference per share per annum until August 20, 2009, 11% of the liquidation preference per share per annum from August 21, 2009 through August 20, 2010 and 14% of the liquidation preference per share per annum thereafter, which accrue from the date of issuance and are payable quarterly. All accrued and unpaid dividends on the Series C preferred stock are also due and payable upon their conversion, their redemption and/or their cancellation or repurchase by us. Dividends are payable, at our option, in cash or, if the trading volume of our common stock reaches certain designated levels for a stated number of days prior to the applicable quarterly dividend payment date, in shares of our common stock based upon a pre-determined share calculation ratio as set forth in the Certificate of Designation. We may redeem the Series C preferred stock at any time after August 21, 2009, and, at any time in connection with a fundamental transaction (as defined in the Certificate of Designation) resulting in a change of control in which our common stock does not survive the closing of such transaction, in each case, subject to certain conditions and limitations, at the applicable redemption price set forth in the Certificate of Designation. Upon certain triggering events the Series C preferred stock may also become mandatorily redeemable by us at the election of the holders.

The 1,639,338 shares of common stock issuable upon conversion of the Series C preferred stock are a portion of the offered shares registered for resale by the selling securityholders pursuant to this prospectus, as are up to an additional 212,088 shares which have been registered pursuant to the registration statement of which this prospectus forms a part to cover resales by the selling securityholders of shares of our common stock that could be issued by us in the future in payment of dividends on the Series C preferred stock. However, no shares of common stock have been registered pursuant to the registration statement of which this prospectus forms a part to cover resales by the selling securityholders of shares of common stock that could become issuable by us to cover conversion price anti-dilution adjustments applicable to the Series C preferred stock. In the event any shares of common stock are issued to cover conversion price anti-dilution adjustments with respect to the Series C preferred stock or if dividend issuances, if any, were to exceed the 212,088 shares registered for such purposes, we would be subject to penalties unless and until such anti-dilution shares and/or excess dividend shares were registered by us for resale by the selling securityholders under a separate registration statement.

Each of the August 2006 warrants entitles its registered holder to purchase one share of our common stock at a price of $6.39, subject to customary adjustment as well as to adjustments in the event we issue common stock or common stock equivalents below the then exercise price of the August 2006 warrants, until August 20, 2011. They are redeemable in connection with a fundamental transaction (as defined in the warrant agreement) resulting in a change of control in which our common stock does not survive the closing of such transaction, subject to certain conditions and limitations, at a redemption price determined in accordance with a Black-Scholes option pricing formula. The August 2006 warrant agreement permits the cashless exercise of the warrants at any time that the underlying shares are not eligible for resale pursuant to an effective registration statement.

The 860,651 shares of common stock underlying the August 2006 warrants are also a portion of the offered shares registered for resale by the selling securityholders pursuant to this prospectus, as are up to an additional 258,197 shares which have been registered pursuant to the registration statement of which this prospectus forms a part to cover resales by the selling securityholders of shares of our common stock that could be issued be us in the future to cover exercise price anti-dilution adjustments applicable to the August 2006 warrants. In the event such anti-dilution adjustment issuances, if any, were to exceed the 258,197 shares registered for such purpose, we would be subject to penalties unless and until the excess shares were registered by us for resale by the selling securityholders under a separate registration statement.

In connection with the August 2006 financing, we paid placement fees of $700,000 to a placement agent in connection with the financing, and granted it five year warrants to purchase an aggregate of 250,000 shares of our common stock, 165,000 at an exercise price of $6.10 per share and 85,000 at an exercise price of $6.39 per share. We also granted it certain piggyback registration rights with respect to the shares underlying these warrants.

Notwithstanding anything else contained herein, until we obtain the requisite stockholder approval we may only issue up to an aggregate maximum of 1,194,511 shares of our common stock (one share less than 19.99% of our outstanding shares of common stock as of August 21, 2006, the closing date of the private placement) upon the conversion or exercise of, or otherwise in connection with, the securities issued in our August 2006 financing. Our officers, directors and 10% or greater stockholders have all agreed to vote in favor of the issuance of such additional number of shares of common stock as is otherwise necessary to satisfy the terms of such securities, as described above, at a stockholders’ meeting called for such purpose.

THE OFFERING

All of the securities being offered hereby are being offered for resale by the selling securityholders listed in the “Selling Securityholders” section of this prospectus, which commences on page 15. We will not receive any of the proceeds from the sale of the offered shares by the selling securityholders, but we will receive proceeds from any cash exercises of the August 2006 warrants pursuant to which certain of the offered shares are issuable. See “Use of Proceeds.”

RISK FACTORS

Any investment in shares of our common stock involves a high degree of risk. You should consider carefully the following information about these risks, together with all the other information contained in, or incorporated by reference into, this prospectus, including our financial statements and related notes, before you decide to purchase shares of our common stock. If any of the following risks actually occurs, our business, financial condition, operating results and future growth prospects could be materially and adversely affected. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our financial condition. Any adverse effect on our business, financial condition or operating results could result in a decline in the trading price of our common stock and your loss of all or part of your investment.

Risks related to our business

We operate in a changing environment that involves numerous known and unknown risks and uncertainties that could materially adversely affect our operations. The following highlights some of the factors that have affected, and in the future could affect, our operations.

We are still in the early stages of our product commercialization efforts and have no meaningful operating history upon which you can base your investment decision.

We were incorporated on January 5, 2004, installed our first GigE link in March 2005 and in the latter part of the quarter ended June 30, 2005, achieved our first revenues. We are currently completing enhancements to our initial product line and the development of our next generation products including the OC-48 products. To date, we have generated only limited revenues and have no meaningful operating history trends upon which you can evaluate our business strategy or future prospects. Our ability to generate meaningful revenues will depend on whether we can successfully market our initial products and develop and market additional products and on whether we are able to successfully complete our transition to full scale manufacturing and deployment of our products. In making your evaluation of our prospects, you should consider that we are an early stage business focused on new technologies, are designing solutions that have no proven market acceptance and operate in a rapidly evolving industry. As a result, we may encounter many expenses, delays, problems and difficulties that we have not anticipated and for which we have not planned.

We have limited capital resources.

Our business model is capital intensive, requiring significant expenditures ahead of projected revenues as next generation products are introduced. We will require additional capital to expand and accelerate the manufacturing, distribution and sale of our products. We are currently largely dependent on cash provided by debt and/or equity financings to operate our business and without such additional financing and/or significantly higher revenue levels we would not have sufficient cash to fully implement our future plan of operations. Based on our historical cash usage, the net proceeds we received from our recent $10 million August 2006 private placement would only provide sufficient cash for us to fund our operations through the end of 2006. In addition to the net proceeds we received from our August 2006 private placement, we expect, however, to satisfy our operating cash requirements over the next 12 months from cash on hand, collection of anticipated revenues, the exercise of warrants, accounts receivable financings, and/or through managing operating expense levels, and, if necessary, through continued access to public and private debt and equity markets. There can be no assurance, however, that we will be able to obtain any such capital, on terms or in amounts sufficient to meet our needs or at all. The inability to raise capital or realize these other sources of operating cash flows could require us to significantly change or curtail our current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated. In addition, if we raise additional funds by issuing equity securities, our then existing securityholders will likely experience dilution.

If we are unable to effectively manage the transition to full scale manufacturing and deployment of our products, our financial results will be negatively affected.

For the period from our inception, January 5, 2004, through June 30, 2006, we incurred an aggregate net loss, and had an accumulated deficit of $32.9 million. Our losses are expected to continue, possibly for the next 12 months, as we commence full scale manufacturing and deployment of our products. As we make such transition, we expect our business to grow in size and complexity. This growth is expected to place significant additional demands on our management, systems, internal controls and financial and physical resources. As a result, we will need to expend additional funds to hire additional qualified personnel, retain professionals to assist in developing appropriate control systems and expand our information technology and operating infrastructures. Our inability to secure additional resources, as and when needed, or manage our growth effectively, if and when it occurs, would significantly hinder our transition, as well as diminish our prospects of generating meaningful revenues and, ultimately, achieving profitability.

Our existing and future debt obligations could impair our liquidity and financial condition.

As of June 30, 2006, we had outstanding notes payable of $2.1 million ($990,429 net of related discount and beneficial conversion feature), and we may incur additional debt in the future to fund all or part of our capital requirements. Our outstanding debt and future debt obligations could impair our liquidity and could:

•	make it more difficult for us to satisfy our other obligations;

•
require us to dedicate a substantial portion of any cash flow we may generate to payments on our debt obligations, which would reduce the availability of our cash flow to fund working capital, capital expenditures and other corporate requirements;

•	impede us from obtaining additional financing in the future for working capital, capital expenditures, acquisitions and general corporate purposes; and

•	make us more vulnerable in the event of a downturn in our business prospects and limit our flexibility to plan for, or react to, changes in our industry.

If we were to fail in the future to make any required payment under agreements governing indebtedness or fail to comply with the financial and operating covenants contained in those agreements, we would be in default as regards to that indebtedness. A debt default could significantly diminish the market value and marketability of our common stock. Our lenders would have the ability to require that we immediately pay all outstanding indebtedness, and we might not have sufficient assets to satisfy their demands. In this event, we would be forced to seek protection under bankruptcy laws, which could harm our future operations and overall financial condition.

Our failure to quickly and positively distinguish our products from other “last mile” alternatives and limit the adoption curve associated with their market acceptance could negatively affect both our operations and our prospects.

Point-to-point links operating in the 70 GHz and 80 GHz bands represent a last mile solution based on newly created designs and technologies. The frequencies in which they will operate did not until recently have service rules that would enable the frequencies to be put to commercial use. As a result, our products may be slow to achieve, or may never achieve, market acceptance, as potential customers may seek further validation of the efficacy and efficiency of our technology. In addition, failure to distinguish our products from competing products and technologies that provide wireless broadband access or connectivity could hinder market acceptance of our products. Meaningful numbers of customers may not be willing to adopt our products until they are proven through long-term field testing and demonstration. There is also no way to determine the adoption curve that will be associated with our products following their introduction to the market. Non-acceptance or delayed acceptance of our products could force reductions in contemplated sales prices of our products, reduce our overall sales and gross margins and negatively affect our operations and prospects.

The rate at which potential customers are willing to adopt our solutions could be slowed by negative prior experiences they may have had with previously existing point-to-point wireless technologies.

Potential customers within our targeted market segments may have had negative prior experiences with previously existing wireless point-to-point technologies, such as inadequate transmission capacity or service outages due to weather conditions. Accordingly, it could take significant time to educate the market as to the unique attributes of our products that enable our products to overcome the types of problems that prevented prior wireless technologies from serving as viable alternatives to fiber.

The loss of the services of our founding executives could negatively affect our business, as could our inability to attract and retain qualified management, sales and technical personnel as and when needed.

Our success depends largely on the continued efforts of our founders, Louis S. Slaughter, the chairman of our board of directors and our chief executive officer, and Douglas G. Lockie, our president and chief technology officer. Although they have entered into employment contracts with us, which do not expire until October 2007, either of these individuals may in the future choose to discontinue their employment with us. If so, we may not be able to find adequate replacements for them. Without their experience, expertise and reputation within the millimeter wave segment of the communications industry, our development efforts and future prospects would be substantially impaired. Further, as we grow, we will need to attract and retain other personnel possessing relevant sales, marketing, manufacturing and technical experience in the communications industry. Competition for qualified management, sales and technical personnel is intense, and we may not be successful in attracting or retaining them. Only a limited number of persons with the requisite skills to serve in these positions may exist, and it may be difficult for us to hire the skilled personnel we need on economically feasible terms.

Our inability to establish cost-effective sales channels would negatively affect our revenue potential.

We currently have limited sales, marketing and distribution capabilities. In order to fully market our products, we need to continue building our sales and marketing infrastructure and/or rely on third parties to perform these functions. To market our products directly, on a commercial scale, we may need to hire additional marketing and sales personnel with technical expertise and will need to develop third party distribution channels, which will require the dedication of significant capital, management resources and time. Further, any agreement to sell our products through a third party, such as an established telecommunications provider or network services provider, could hamper our ability to sell our products to that third party’s competitors. We may not be able to establish the necessary sales force or make adequate third party arrangements for product sales. Our failure to do so could limit our ability to expand sales, as well as negatively affect our operations, financial results and long-term growth.

Failure to obtain satisfactory performance from our strategic partners and other third party vendors on whom we are and will be dependent for the components and subassemblies used in our products could cause us to lose sales, incur additional costs and lose credibility in the market place.

We substantially rely on outside vendors to manufacture many of the components and subassemblies for our products, and we obtain or expect to obtain many of these components and subassemblies from either a sole source or a limited group of suppliers. Our suppliers’ failure to perform satisfactorily could cause us to fail to meet customer requirements, lose sales and expose us to product quality issues. In turn, this could damage relationships with customers and harm our reputation, business, financial condition, and results of operations. Moreover, we expect to quote prices to our customers and accept customer orders for our products prior to purchasing components and subassemblies from our suppliers. If our suppliers increase their prices, we may not have alternative sources of supply and may not be able to raise the price of our products to cover all or part of the increased costs. Our inability to obtain these items at the prices we desire could hurt our sales and lower our margins.

If we fail to receive sufficient quantities of components when needed, we could be required to reconfigure our products, which could reduce our sales, alter product performance and prove time consuming, expensive and/or impossible.

Some of our suppliers are small companies and possess limited resources, which they will have to manage in order to meet both our demand and the demand of their other customers. If any of our suppliers becomes unable to make adequate and timely deliveries of our required components or subassemblies, we may have to:

•	seek alternative sources of supply, which, in the case of limited or single source components, may not be possible;

•	manufacture these components internally, which we may not have the ability, resources or, under our strategic alliance agreements, permission, to do; or

•	reconfigure our products to work with different components, which could entail substantial time and expense and which could result in inferior performance as compared to previous configurations.

Even if we are successful at reconfiguring our products, a significant amount of time could be required to receive an adequate flow of replacement components, which could delay our ability to manufacture or ship our systems on a timely basis. Such delays would significantly damage our business by causing us to lose sales, incur additional costs, delay new product introductions and suffer harm to our reputation.

Our inability to continuously manufacture our products in commercial quantities to specified standards would negatively affect our margins and profits.

To achieve profitability, our products will need to be manufactured and assembled in commercial quantities, in compliance with all applicable regulatory requirements and at acceptable costs, especially since we are seeking to position our products as a low-cost alternative to fiber. In March 2005, we installed our first commercial grade GigE product. In December 2005, we deployed our WiFiber G series GigE product. Based on our progress to date, our first commercial grade OC-48 product is expected to be deployed during the second half of 2006; however, we and/or our suppliers may experience unanticipated technical and management challenges during actual commercial production. Due to our limited manufacturing experience and capabilities, we may not be able to successfully manufacture, either directly or through third party manufacturers, commercial grade products in quantity and on a cost-efficient basis. In addition, in order to complete the final assembly portion of our products’ manufacture in commercial quantities, a task we plan to retain in-house, we will likely need to convert, rent, build or gain access to additional facilities or, if unable to do so, enter into agreements with third party product assemblers at significant cost.

We will be required to purchase minimum quantities of components from certain suppliers, whether or not we need such components, which could create a significant drain on our capital resources.

Under the terms of our agreements with some of our suppliers, we are or will be required to purchase various components only from them and in specified minimum quantities. These purchase requirements will represent a significant financial commitment for us. We will be required to purchase these components and make the corresponding expenditures whether or not we need such components to meet the demand of end customers for our products. If we have not generated sufficient demand for our products to at least offset the costs associated with our minimum required component purchases, our agreements with our suppliers may create a significant drain on our capital resources.

If we fail to develop products that keep pace with industry standards and needs and meet our customers’ technical specifications on a timely basis, our business may be harmed.

The existing and potential markets for our products and technology are characterized by:

•	ever increasing performance requirements,

•	evolving industry standards,

•	rapid technological changes, and

•	product obsolescence.

These characteristics, in turn, lead to frequent new products and technology introductions and enhancements, shorter product life cycles and changes in customer demands. Our ability to succeed in our competitive market will depend upon our successful development, introduction and sale of new products and enhancements on a timely and cost-effective basis in response to changing customer requirements and competitors’ product developments. Due to our limited resources, we may not be able to complete the development and marketing of any of the new products we are currently developing. In addition, we may experience difficulties that could delay or prevent the completion, introduction and sale of future products, or that, once deployed, these products will adequately meet the requirements of the marketplace and achieve market acceptance.

We may not successfully adapt to regulatory changes in our industry, which could significantly impact the operation of our business.

The regulatory environment in which we operate is subject to change. Certifications for wireless equipment like that utilized in our products and the licensing and registrations required to use the radio frequency spectrum in which our products will operate, are governed by regulatory bodies like the FCC and the National Telecommunications and Information Administration (NTIA). Regulatory changes, which are affected by political, economic and technical factors, could significantly impact our operations by:

•	restricting customers’ use of the millimeter wave bands used by our products or making that use more expensive;

•	making the products or systems we develop obsolete; or

•	increasing the opportunity for additional competition.

Regulatory changes like these could harm our business, financial condition and results of operations. In addition, it may be necessary or advisable in the future to modify our products to operate in compliance with new regulations. These modifications could be extremely expensive and time-consuming to complete, thus negatively affecting our margins. And, even after expending substantial additional resources, we may not be able to complete required modifications, which would affect our ability to even sell our products.

Delays in obtaining necessary regulatory approvals and desired industry standard certifications relating to our equipment could hinder market acceptance of our products, delay sales of our products and impair our ability to market those products.

Our products will typically need to receive regulatory approvals or certifications before they can be commercially deployed. As a result, customers may require that we obtain these approvals before buying or agreeing to buy our products. In addition, we expect that most customers will require that our products meet national industry equipment standards as well. Obtaining these approvals and meeting these standards can be a long, expensive process. Any significant delay obtaining the approvals or meeting the standards could hinder our ability to sell our products and, as a result, reduce our revenues.

Countries outside of the U.S. may not approve for commercial use the frequencies in which our products will operate and/or may have different requirements for equipment operating in those frequencies than those set by the FCC, either of which events could negatively affect our prospects and growth.

In 2003, the FCC approved service rules for commercial use of the 71-76 GHz and 81-86 GHz bands. These spectrum bands have not yet, however, been approved for such purpose in many other countries. If widespread authorization of these frequencies for wireless communication use by the public has not occurred by the time we are ready to expand our operations overseas, the size of our expected market will be greatly decreased, which would negatively affect our prospects and growth. In addition, if the requirements and standards set by other countries for equipment like ours are different than those set by the FCC, requiring us to make substantial changes to our product design and/or manufacture, our prospects and growth would also be significantly diminished.

It could prove costly or impossible for us to effectively compete in the intensely competitive telecommunications equipment industry, which could negatively impact our financial results.

Both the telecommunications equipment industry in general and the wireless communications equipment industry in particular are intensely competitive. Companies operating in the telecommunications equipment industry are always seeking to develop viable wireline and wireless high-speed communications products and services, whether it is by:

•	developing technologies that improve the performance of existing copper alternatives;

•	developing methods for lowering the cost of fiber optic cable; or

•	innovating new and improved point-to-point and wide area wireless solutions.

The wireless communications industry in which we principally compete has attracted substantial media and other attention recently in part due to the ability of newly developed equipment to provide broadband Internet connectivity simply, quickly, and efficiently. These factors have led numerous companies to develop or commence developing products that compete or could compete with ours. The large number of companies offering products that may be perceived to be similar or even interchangeable with our products could have the effect of reducing the prices at which we are able to sell our products. In turn, this could reduce our gross margins and negatively impact our general financial results.

A significant number of the companies with which we currently compete or will compete have substantially greater resources and longer operating histories than we do, and we may not be able to compete with them effectively, even if our products are technically superior.

Many of the companies with which we compete or expect to compete offer a variety of potentially competitive products and services and some may offer broader telecommunications product lines. These companies include Stratex Networks, Inc., Ceragon Networks Ltd., BridgeWave Communications, Inc., Loea Corporation and Harris Corporation. Additionally, our fiber-speed millimeter wave products will have to compete with the existing and new fiber optic infrastructure and suppliers and free space optic suppliers in the U.S. and elsewhere. Most of the companies providing competing products and services have greater customer recognition, installed bases, financial resources, and sales, production, marketing, manufacturing, engineering and other capabilities than we do. Some of these companies may be able to take away market share from us as a result of their greater marketing resources, pricing discounts and product breadth, even if our products are technically superior.

We also expect to face competition from private and start-up companies given the FCC’s new open licensing rules relating to the radio frequencies on which our products will operate, effectively reducing the greatest barrier to entry for companies such as ours.

We not only face actual and potential competition from established companies, but also from start-up and other small companies that are developing and marketing new commercial products and services. Some of these will be seeking, like us, to take advantage of the new FCC open licensing rules to enter the market with products capable of harnessing the frequencies between 71-76 GHz and between 81-86 GHz to provide higher quality service. Also, other than the increased technical development skills and expertise required, there are no substantial manufacturing difficulties, prohibitive intellectual property rights, or high business start-up costs creating significant barriers to entry in this market. This lack of significant barriers and the perceived attractiveness among engineers of these newly licensed frequencies for commercial use are likely to result or have already resulted in other small companies entering the commercial markets with equipment utilizing these frequencies. These companies include Loea Corporation, BridgeWave Communications, Inc. and, perhaps, E-Band Communications Corp., ElvaLink LLC and Rayawave.

Our success will likely be highly dependent upon a large number of sales to a limited number of customers.

We expect to sell a significant portion of our products and services to a limited number of customers. Our business would be harmed if we lost a significant customer or suffered any reduction or delays in orders from any significant customer, including reductions or delays due to customer departures from recent buying patterns or market, economic or competitive conditions in the telecommunications industry. Additionally, the ongoing consolidation of the telecommunications industry is further limiting the number of customers. As a result, we will be more dependent on specific customers and their economic condition than if our sales were made to a broader client base.

Our business depends on continued demand for broadband connectivity and access.

The future success of our business is dependent in part upon the continued and increasing demand for high-speed, broadband connectivity and access, particularly with regard to the Internet, and for high-speed telecommunications products. The markets for broadband connectivity and high-speed telecommunication products are still relatively unseasoned and characterized by evolving technological and industry standards. Therefore, the markets for such services and products may not grow as expected or at all, which would limit the demand for our products.

If we are unable to protect our intellectual property rights adequately, we may be deprived of legal recourse against those who misappropriate our intellectual property.

Our intellectual property rights are important assets for us. However, there are events that are outside of our control that pose a threat to our intellectual property rights. For example, our proprietary rights may not provide the competitive advantages that we expect. Despite our efforts and those of our strategic partners to protect our intellectual property, our competitors may be able to legitimately ascertain the non-patented proprietary technology embedded in our products. If this occurs, we may not be able to prevent their use of this technology. Our means of protecting our proprietary rights may not be adequate, we may lack the financial resources to protect our proprietary rights, and our strategic partners’ existing patents may not be sufficiently broad to prevent others from using technology that is similar to or the same as the technology utilized by our product solutions. In addition, patents issued to our alliance partners might be challenged and might be invalidated or circumvented and any rights granted under such patents may not provide adequate protection to them or us. Our competitors may independently develop similar technology, duplicate features of our products or design around patents that may be issued to our alliance partners or us. As a result of these threats to our proprietary technology, we may have to resort to costly litigation to enforce or defend our intellectual property rights. Such litigation would divert our management’s attention and scarce financial resources that could otherwise be used to develop our products.

Our products, technologies and other intellectual property could infringe on intellectual property rights of others, which could harm our business.

Although we believe that our products, technologies and other intellectual property, including trademarks, trade names, and service marks, and those of our alliance partners do not and will not infringe upon any existing proprietary rights of others, third parties may assert such claims against us or our alliance partners in the future. We have received a notice alleging infringement with respect to our use of the name “GigaBeam.” Although we believe this allegation (and any potential future claim that might be based thereon) is without merit, such a claim or other future claims of infringement could be successful. We could also incur substantial costs and diversion of management resources with respect to the defense of any claims relating to proprietary rights, even if the claim is invalid, which could have negative effects on our business, financial condition, and results of operations. Adverse determinations in any litigation could:

•	subject us to significant liabilities to third parties and require us to seek costly or onerous licenses from third parties,

•	force us to alter our products, which could be costly, time consuming and impractical and could detract from the value or quality of our products, and

•	prevent us from manufacturing and selling our products.

Any of these determinations could seriously harm our business.

Our products will subject us to product liability exposure and our product liability insurance may not be sufficient to cover these claims.

Use of our products will expose us to product liability claims in the event they cause injury or harm our customers or third parties’ businesses. Due to our limited financial resources, we may not be able to satisfy any liability resulting from these claims, which would negatively affect our financial condition. Although we have product liability insurance of $1 million per occurrence and $2 million in the aggregate, plus a $5 million umbrella, it is possible that our insurance coverage could be insufficient to fully cover potential claims.

Our business and financial results could be negatively affected by warranty claims.

Products as complex as ours frequently contain undetected errors or defects, especially when first introduced or when new versions are released. This is especially a concern for us given our anticipated continuing introduction of new products. The occurrence of errors or defects could result in products being returned under warranty for repair or replacement with us having to bear the associated expense. Due to the fact that our products are newly-developed and have not yet been proven with large numbers of installed units, we are currently unable to anticipate the likelihood of errors or defects. Although we intend to maintain appropriate overall warranty reserves, an unanticipated high repair occurrence related to a specific product or number of products could make our reserves inadequate at any specific time and negatively affect our financial results.

Management’s failure to properly ascertain potential risks relating to any future acquisitions of businesses, products or technologies from others could place our operations and/or financial condition in harm.

Although as of the date of this prospectus we have no agreements, understandings or commitments relating thereto, we could in the future seek to expand our operations by acquiring other businesses, products or technologies complementary to ours. Our investors will not, in all likelihood, receive or otherwise have the opportunity to evaluate any financial or other information that may be made available to us in connection with a potential acquisition. You will be dependent upon our management to select, structure and consummate any acquisitions in a manner consistent with our business objectives. Although our management will endeavor to evaluate the risks inherent in a particular acquisition, we may fail to properly ascertain or assess all significant and pertinent risk factors prior to our consummation of an acquisition. Our failure to properly ascertain those risks, particularly in instances where we have made significant capital investments, could result in significant harm to our operations and/or financial condition. Moreover, to the extent we do effect an acquisition, we may be unable to successfully integrate into our operations any business or opportunity that we acquire.

Emissions from our antennas may be a health risk.

The use of wireless equipment, like radio transmitters radiating through antennas, has been alleged to pose health risks due to radio frequency emissions. Our initial product is and our proposed products will be in compliance with all current U.S. radio emissions standards for continuous exposure, however, those standards could change or be insufficient. Any allegations of health risks, if proven, could result in liability on our part. In addition, we could be required to reduce power in our transmissions or otherwise change the way our systems operate in order to reduce emissions to acceptable levels. Any of these results could negatively affect our financial condition or results of operations and diminish the marketability of our products.

Our failure to obtain the access rights necessary to install our equipment would adversely affect our ability to expand our business.

We or our customers may not be able to obtain, from building owners or managers, access rights to buildings and rooftops to successfully install and service our equipment as planned. In order to install our equipment, we or our customers need access to each building where our antennas will be placed. Our failure or our customers’ failure to obtain access rights at the pace and locations necessary could have an adverse affect on our business and financial condition. In addition, we may need to obtain zoning or other governmental approvals in order to place our antennas on a particular building or in a particular area. We may not be able to obtain these approvals in a timely manner, or at all.

Risks relating to this offering

The prices of our publicly traded securities have been volatile and may continue to be volatile.

There is limited trading history and volume for our common stock, our IPO warrants, and our Z warrants, therefore, even holders of our publicly traded securities may find it difficult to sell their securities. In addition, our securities have experienced, and are likely to experience in the future, significant price and volume fluctuations which could adversely affect the market price of our securities, without regard to our operating performance. In addition, the trading price of our publicly traded securities could be subject to significant fluctuations in response to actual or anticipated variations in our quarterly operating results, announcements by us or our competitors, factors affecting our industry generally, changes in national or regional economic conditions or general market conditions. The market prices of our publicly traded securities could also be affected by general market price declines or market volatility in the future or future declines or volatility in the prices of stocks for companies in our industry.

If our common stock price, market value of our publicly traded shares and/or our stockholders’ equity levels do not continue to meet the requirements set forth for the continued listing of our common stock on the Nasdaq Capital Market, our stock and warrants could be delisted from such trading market.

In order to maintain the listing of our publicly traded securities on the Nasdaq Capital Market, we must satisfy certain financial and non-financial criteria, including requirements that we maintain, with allowance for certain cure periods, each of the following:

•	an aggregate market value for the publicly held shares of our common stock of at least $1.0 million;

•	no less than $2.5 million in stockholders’ equity; and

•	a minimum bid price per share of our common stock of $1.00.

If our common stock becomes subject to the SEC’s penny stock rules, broker-dealers may experience difficulty in completing customer transactions and trading activity in our securities may be severely limited.

If at any time our securities are no longer traded on Nasdaq or other securities exchange and we have net tangible assets of $5,000,000 or less and our common stock has a market price per share of less than $5.00, transactions in our securities may be subject to the “penny stock” rules promulgated under the Securities Exchange Act of 1934. Under these rules, broker-dealers who recommend such securities to persons other than institutional investors:

•	must make a special written suitability determination for the purchaser;

•	receive the purchaser’s written agreement to a transaction prior to sale;

•
provide the purchaser with risk disclosure documents which identify risks associated with investing in “penny stocks” and which describe the market for these “penny stocks” as well as a purchaser’s legal remedies; and

•
obtain a signed and dated acknowledgment from the purchaser demonstrating that the purchaser has actually received the required risk disclosure document before a transaction in a “penny stock” can be completed.

As a result of these requirements, broker-dealers may find it difficult to effectuate customer transactions and trading activity in our securities will be significantly limited. Accordingly, the market price of our stock and other publicly traded securities may be depressed, and you may find it more difficult to sell the offered shares.

Future sales of our common stock may cause the prevailing market price to decrease and impair our capital raising abilities.

We have issued a substantial number of shares of common stock that are eligible for resale under Rule 144 promulgated under the Securities Act of 1933, as amended, referred to as the Securities Act, and that may become freely tradable. We have also already registered a substantial number of shares of common stock that are issuable upon the exercise of warrants. If holders of warrants or other convertible securities choose to exercise their purchase rights and sell shares of common stock in the public market, or if holders of currently restricted common stock choose to sell such shares of common stock in the public market under Rule 144 or otherwise, the prevailing market price for our common stock may decline. Future public sales of shares of common stock may adversely affect the market price of our common stock or our future ability to raise capital by offering equity securities.

Our officers, directors and affiliated entities own a significant percentage of our company, and they could make business decisions with which you disagree that will affect the value of your investment.

As of September 18, 2006, our executive officers and directors in the aggregate, beneficially owned approximately 43.2% of our outstanding common stock. These stockholders will be able to influence significantly all matters requiring approval by our stockholders, including the election of directors. Thus, actions might be taken even if other stockholders, including those who purchase securities pursuant to this prospectus, oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of our company, which could cause our stock price to decline.

Provisions in our corporate documents and our certificate of incorporation and bylaws, as well as Delaware General Corporation Law, may hinder a change of control.

Provisions of our certificate of incorporation and bylaws, as well as provisions of the Delaware General Corporation Law, could discourage unsolicited proposals to acquire us, even though such proposals may be beneficial to you. These provisions include:

•	A classified board of directors that cannot be replaced without cause by a majority vote of our stockholders; and

•	Our board of director’s authorization to issue shares of preferred stock, on terms as the board of directors may determine, without stockholder approval.

Provisions of Delaware General Corporation Law may restrict many business combinations.

We are also subject to the provisions of Section 203 of the Delaware General Corporation Law, which could prevent us from engaging in a business combination with a 15% or greater stockholder for a period of three years from the date it acquired that status unless appropriate board or stockholder approvals are obtained.

As we do not anticipate paying cash dividends, you should not expect any return on your investment except through appreciation, if any, in the value of our common stock.

You should not rely on an investment in our common stock to provide dividend income, as we have not paid any cash dividends on our common stock and do not plan to pay any in the foreseeable future. Thus, if you are to receive any return on your investment in our common stock it will likely have to come from the appreciation, if any, in the value of our common stock. The payment of future cash dividends, if any, will be reviewed periodically by our board and will depend upon, among other things, our financial condition, funds from operations, the level of our capital and development expenditures, any restrictions imposed by present or future debt instruments and changes in federal tax policies, if any.

USE OF PROCEEDS

We will not receive any proceeds from the sale of offered shares by the selling securityholders named in this prospectus. Any proceeds we receive from any exercise of the August 2006 warrants (up to a maximum potential of approximately $5.5 million), pursuant to which some of the offered shares are issuable, will be used by us for working capital and other general corporate purposes.

We have agreed to pay certain expenses in connection with the registration of the securities offered by the selling securityholders for resale pursuant to this prospectus.

SELLING SECURITYHOLDERS

Based on information provided by the selling securityholders, the table below sets forth certain information, as of September 20, 2006 unless otherwise noted, regarding the selling securityholders.

The shares being offered by the selling securityholders as set forth in the table below are comprised of (a) shares of common stock issuable upon conversion and/or redemption of their shares of Series C preferred stock, referred to as “offered conversion shares,” (b) their pro rata portion of an aggregate maximum of 212,088 shares that have been reserved for issuance in the event we elect in the future to make dividend payments on our Series C preferred stock in the form of common stock, referred to below as “future dividend shares,” (c) shares of common stock issuable upon exercise of their August 2006 warrants, referred to as “offered warrant shares,” and (d) their pro rata portion of an aggregate maximum of 258,197 shares that have been reserved for issuance in the event any exercise price anti-dilution adjustments are required to be made with respect to the August 2006 warrants, referred to as “warrant anti-dilution shares.”

Percentage ownership of common stock is based on 6,008,338 shares of our common stock outstanding as of September 18, 2006. In addition, the table below assumes for calculating each selling securityholder’s beneficial ownership, both prior to and after this offering, as well as each such selling securityholder’s percentage ownership following this offering, that options, warrants and convertible securities held by such securityholder (but not, unless otherwise noted, those held by any other person) that are exercisable or convertible within 60 days as of September 18, 2006 have been exercised or converted and the shares underlying them added to the number of shares of our common stock deemed to be outstanding. The calculation of each selling securityholder’s beneficial ownership and percentage ownership following this offering also assumes that all future dividend shares and warrant anti-dilution shares included in those that may be offered by such selling securityholder (but not, unless otherwise noted, those that may be offered by any other selling securityholder) were issued and added to the number of shares of our common stock deemed to be outstanding. For purposes of calculating the post-offering ownership of each selling securityholder, the table also assumes the sale of all of the shares being offered by such selling securityholder pursuant to this prospectus.

				Common stock beneficially owned after the offering
Name of selling securityholder	Number of shares of common stock beneficially owned prior to the offering		Number of offered shares being offered (1)	Number of shares	Percentage of outstanding shares
Bushido Capital Master Fund LP (2)	226,580	(3)	118,811	126,581	2.1%
Crescent International Ltd. (4)	128,073	(5)	74,256	65,574	1.1%
Enable Growth Partners LP (6)	270,565	(7)	278,612	36,066	*
Enable Opportunity Partners LP (6)	55,766	(8)	55,543	9,017	*
Meadowbrook Opportunity Fund LLC (9)	103,658	(10)	74,256	41,159	*
Midsummer Investment, Ltd. (11)	315,562	(12)	1,024,746	350,950	4.99%
Pierce Diversified Strategy Master Fund LLC, Series ENA (6)	31,249	(13)	37,127	0	0
Pierce Diversified Strategy Master Fund LLC, Series BUS (2)	99,999	(14)	118,811	0	0
Rockmore Investment Master Fund Ltd. (15)	290,181	(16)	297,028	40,181	*
Silver Oak Capital LLC (17)	313,052	(18)	891,084	0	0

*Less than 1%.

(1)	Represents, for each selling securityholder, its offered conversion shares, offered warrant shares, future dividend shares and warrant anti-dilution shares.

(2)
The selling securityholder has advised us that the natural person that has voting and dispositive over the securities owned by the selling securityholder is Christopher Rossman, the Managing Director of Bushido Capital Partners, Ltd.

(3)
Represents the selling securityholder’s 65,573 offered conversion shares and 34,426 offered warrant shares, as well as 3,630 shares of outstanding common stock, 90,164 shares of common stock issuable upon exercise of other outstanding warrants and 32,787 shares of common stock issuable upon conversion of shares of Series B preferred stock.

(4)
The selling securityholder has advised us that Maxi Brezzi and Bachir Taleb-Ibrahimi, in their capacities as managers of Cantara (Switzerland) SA, the investment advisor to Crescent International Ltd., have voting control and investment discretion over the securities owned by Crescent International Ltd.

(5)
Represents the selling securityholder’s 40,983 offered conversion shares and 21,516 offered warrant shares, as well as 65,574 shares of common stock issuable upon conversion of shares of Series B preferred stock held by the selling securityholder.

(6)	The selling securityholder has advised us that the natural person that has voting and dispositive power over the securities owned by the selling securityholder is Mitch Levine, its Managing Partner.

(7)
Represents the selling securityholder’s 153,770 offered conversion shares and 80,729 offered warrants, as well as 36,066 shares of common stock issuable upon exercise of other outstanding warrants held by the selling securityholder.

(8)
Represents the selling securityholder’s 30,655 offered conversion shares and 16,094 offered warrants, as well as 9,017 shares of common stock issuable upon exercise of other outstanding warrants held by the selling securityholder.

(9)
The selling securityholder has advised us that the natural person that has voting and dispositive power over the securities owned by Meadowbrook Opportunity Fund LLC is Michael Y. Ragins, the Managing Member of MYR Partners LLC, which is the manager of Meadowbrook Capital Management LLC, which is the manager of Meadowbrook Opportunity Fund LLC.

(10)	Represents the selling securityholder’s 40,983 offered conversion shares and 21,516 offered warrant shares, as well as 41,159 shares of common stock held by the selling securityholder.

(11)
The selling securityholder has advised us as follows: Midsummer Capital, LLC is the investment manager to Midsummer Investment, Ltd. By virtue of such relationship, Midsummer Capital, LLC may be deemed to have dispositive power over the securities owned by Midsummer Investment, Ltd. Midsummer Capital, LLC disclaims beneficial ownership of these securities. Mr. Michel Amsalem and Mr. Scott Kaufman have delegated authority from the members of Midsummer Capital, LLC with respect to the securities owned by Midsummer Investment, Ltd. As a result, Messrs. Amsalem and Kaufman may be deemed to share dispositive power over the securities owned by Midsummer Investment, Ltd. Messrs. Amsalem and Kaufman disclaim beneficial ownership of such securities and neither person has the right to maintain such delegated authority.

(12)
Pursuant to the certificate of designation for each of our Series B preferred stock and our Series C preferred stock and to the warrants granted in connection with the initial issuance of the Series B preferred stock, referred to as the November 2005 warrants, and the August 2006 warrants, no holder of such securities is permitted to convert its shares of Series B preferred stock or Series C preferred stock or exercise its November 2005 warrants or August 2006 warrants to the extent that any such conversion or exercise would result in its beneficial ownership of more than 4.99% of our outstanding common stock after giving effect to such conversion or exercise. Without giving effect to such prohibition, the selling securityholder would be deemed to beneficially own 2,387,089 shares of our common stock prior to the offering, including 565,573 offered conversion shares, 296,925 offered warrant shares, 983,607 shares of common stock issuable upon conversion of its Series B preferred stock and 540,984 shares of common stock issuable upon exercise of its November 2005 warrants; however, as a result of the 4.99% limitation, the selling securityholder’s beneficial ownership prior to the offering is limited to 315,562 shares and thus does not include 2,071,527 of such shares. In addition, in the absence of such prohibition, the selling securityholder’s beneficial ownership after the offering and the deemed sale of its offered conversion shares and offered warrant shares would be 1,524,591 shares of our common stock; however, again, as a result of the 4.99% limit, the selling securityholder’s beneficial ownership after the offering and the deemed sale of its offered conversion shares and offered warrant shares is limited to 350,950 shares and does not include 1,173,641 of such shares.

(13)	Represents the selling securityholder’s 20,491 offered conversion shares and 10,758 offered warrant shares.

(14)	Represents the selling securityholder’s 65,573 offered conversion shares and 34,426 offered warrant shares.

(15)
The selling securityholder has advised us that Rockmore Capital, LLC and Rockmore Partners, LLC, each a limited liability company formed under the laws of the State of Delaware, serve as the investment manager and general partner, respectively, to Rockmore Investments (US) LP, a Delaware limited partnership, which invests all of its assets through Rockmore Investment Master Fund Ltd., an exempted company formed under the laws of Bermuda. By reason of such relationships, Rockmore Capital and Rockmore Partners may be deemed to share dispositive power over the securities owned by Rockmore Investment Master Fund. Rockmore Capital and Rockmore Partners disclaim beneficial ownership of such securities. Rockmore Partners has delegated authority to Rockmore Capital regarding the portfolio management decisions with respect to the securities owned by Rockmore Investment Master Fund and, as of the date of this prospectus, Mr. Bruce T. Bernstein and Mr. Brian Daly, as officers of Rockmore Capital, are responsible for the portfolio management decisions with respect to the securities owned by Rockmore Investment Master Fund. By reason of such authority, Messrs. Bernstein and Daly may be deemed to share dispositive power over the securities owned by Rockmore Investment Master Fund. Messrs. Bernstein and Daly disclaim beneficial ownership of such securities and neither of such persons has any legal right to maintain such authority. No other person has sole or shared voting or dispositive power, as those terms are used for purposes under Regulation 13D-G of the Securities Exchange Act of 1934, as amended, with respect to the securities owned by the selling securityholder. No person or “group” (as that term is used in Section 13(d) of the Securities Exchange Act of 1934, as amended, or the SEC’s Regulation 13D-G) controls Rockmore Investment Master Fund.

(16)
Represents the selling securityholder’s 163,934 offered conversion shares and 86,065 offered warrant shares, as well as 14,280 shares of common stock issuable upon exercise of other outstanding warrants and 25,902 shares of common stock issuable upon conversion of shares of Series B preferred stock held by the selling securityholder.

(17)
The selling securityholder has advised us that Silver Oak Capital, L.L.C. holds its securities as nominee for private investment funds and separately managed accounts managed by Angelo, Gordon & Co., L.P. Messrs. John M. Angelo and Michael L. Gordon are controlling members of Silver Oak Capital L.L.C. and, in such capacities, may be deemed to have beneficial ownership over the securities held for the account of Silver Oak Capital L.L.C. Mr. Angelo and Mr. Gordon disclaim beneficial ownership of the securities held by Silver Oak Capital L.L.C.

(18)
Pursuant to the certificate of designation for our Series B preferred stock and to the August 2006 warrants, no holder of such securities is permitted to convert its shares of Series B preferred stock or exercise its August 2006 warrants to the extent that any such conversion or exercise would result in its beneficial ownership of more than 4.99% of our outstanding common stock after giving effect to such conversion or exercise. Without giving effect to such prohibition, the selling securityholder would be deemed to beneficially own 749,999 shares of our common stock prior to the offering, comprised of 491,803 offered conversion shares and 258,196 offered warrant shares; however, as a result of the 4.99% limit, the selling securityholder’s actual beneficial ownership prior to the offering is limited to 313,052 shares and thus does not include 436,947 of such shares.

PLAN OF DISTRIBUTION

Each selling securityholder and any of such selling securityholder’s pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their offered shares on the Nasdaq Capital Market or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. A selling securityholder may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	broker-dealers may agree with the selling securityholders to sell a specified number of such shares at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.

The selling securityholders may also sell shares under Rule 144 promulgated under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling securityholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling securityholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with NASDR Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASDR IM-2440.

In connection with the sale of the common stock or interests therein, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling securityholders may also sell shares of the common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling securityholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling securityholders and any broker dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling securityholder has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the common stock. In no event shall any broker-dealer receive fees, commissions and markups which, in the aggregate, would exceed eight percent (8%).

We are required to pay certain fees and expenses incurred by us incident to the registration of the shares. We have agreed to indemnify the selling securityholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because the selling securityholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act including Rule 172 thereunder. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. Each selling securityholder has advised us that they have not entered into any written or oral agreements, understandings or arrangements with any underwriter or broker-dealer regarding the sale of the resale shares. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling securityholders.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the selling securityholders without registration and without regard to any volume limitations by reason of Rule 144(k) under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to the prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling securityholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the selling securityholders or any other person. We will make copies of this prospectus available to the selling securityholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

LEGAL MATTERS

Blank Rome LLP of New York, New York has passed upon the validity of the securities being offered by this prospectus.

EXPERTS

The financial statements incorporated by reference in this prospectus and in the registration statement of which it forms a part have been audited by BDO Seidman, LLP, an independent registered public accounting firm, to the extent and for the periods set forth in their reports incorporated herein by reference, and are incorporated herein in reliance upon such reports given upon the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934 and we file reports and other information with the SEC.

You may read and copy any of the reports, statements, or other information we file with the SEC at the SEC’s Public Reference Section at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains a Web site at http://www.sec.gov that contains reports, proxy statements and other information regarding issuers that file electronically with the SEC. The Nasdaq Stock Market maintains a Web site at http://www.nasdaq.com that contains reports, proxy statements and other information filed by us.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We have filed with the SEC, Washington, D.C., a registration statement on Form S-3 under the Securities Act, covering the securities offered by this prospectus. This prospectus does not contain all of the information that you can find in our registration statement and the exhibits to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance such statement is qualified by reference to each such contract or document filed or incorporated by reference as an exhibit to the registration statement.

The SEC allows us to “incorporate by reference” the information we file with them. This means that we can disclose important information to you by referring you to other documents that are legally considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede the information in this prospectus and the documents listed below. We incorporate by reference the documents listed below, and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the selling securityholders sell all the offered shares:

•	Our Annual Report on Form 10-KSB for the year ended December 31, 2005;

•	Our Current Report on Form 8-K filed with the SEC on January 5, 2006;

•	Our Current Report on Form 8-K filed with the SEC on January 11, 2006;

•	Our Current Report on Form 8-K filed with the SEC on February 6, 2006;

•	Our Current Report on Form 8-K filed with the SEC on February 9, 2006;

•	Our Current Report on Form 8-K filed with the SEC on March 24, 2006;

•	Our Quarterly Report on Form 10-QSB for the three months ended March 31, 2006;

•	Our Current Report on Form 8-K filed with the SEC on June 29, 2006;

•	Our Quarterly Report on Form 10-QSB for the three months ended June 30, 2006;

•	Our Current Report on Form 8-K filed with the SEC on August 21, 2006;

•	Our Current Report on Form 8-K/A filed with the SEC on August 22, 2006;

•	Our Current Report on Form 8-K filed with the SEC on October 2, 2006; and

•	The description of our common stock and our redeemable warrants contained in our registration statements on Form 8-A filed with the SEC and any amendments thereto.

You may request a copy of these filings, at no cost, by writing or telephoning us at GigaBeam Corporation, 470 Springpark Place, Suite 900, Herndon, Virginia, telephone number (571) 283-6200.

We have not authorized anyone else to provide you with information different from that contained or incorporated by reference in this prospectus. This prospectus is not an offer to sell nor is it a solicitation of an offer to buy any security in any jurisdiction where the offer or sale is not permitted. Neither the delivery of this prospectus nor any sale made under this prospectus shall, under any circumstances, imply that there has been no change in our affairs since the date of this prospectus or that the information contained in this prospectus or incorporated by reference herein is correct as of any time subsequent to its date.

2,970,274 shares of common stock

GigaBeam Corporation PROSPECTUS October 4, 2006